INTERNATIONAL ROYALTY CORPORATION

Notice of Annual and Special Meeting of Shareholders

To be held Thursday, May 26, 2005
at 9:00 a.m.

The Gallery Room at the TSX Broadcast and Conference Centre
The Exchange Tower, 130 King Street West, Toronto, Ontario

MANAGEMENT INFORMATION CIRCULAR

April 26, 2005

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 26, 2005

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of International Royalty Corporation (the “Company”) will be held at the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 26th  day of May, 2005, at the hour of 9:00 a.m. (Toronto time) for the following purposes:

1.

receiving the Company’s audited consolidated financial statements for the financial year ended December 31, 2004 and the auditor’s report thereon;

2.

appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;

3.

electing directors for the ensuing year;

4.

considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to approve the Shareholder Rights Plan Agreement;

5.

considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to approve an amended and restated Stock Option Plan; and

6.

transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy for the Meeting accompany this notice. A copy of the Company's audited consolidated financial statements for the financial year ended December 31, 2004 and the auditor’s report thereon, together with management’s discussion and analysis, are contained in the Company’s annual report.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver the accompanying form of proxy to the Company's registrar and transfer agent CIBC Mellon Trust Company, 320 Bay Street, Toronto Ontario M5H 4A6 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

DATED at Toronto, Ontario, this 26th day of April, 2005.

By Order of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of International Royalty Corporation (the “Company”) to be used at the Annual and Special Meeting of the holders of common shares of the Company (the “Common Shares”) to be held on Thursday, May 26, 2005 at 9:00 a.m. (Toronto time) (the “Meeting”) at the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set out in the accompanying Notice of Meeting. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Company. The head office of the Company is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, U.S.A. The registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto, Ontario.

All currency amounts in this Management Information Circular are stated in Canadian dollars, unless otherwise indicated.

VOTING IN PERSON AT THE MEETING

A registered shareholder, or a non-objecting beneficial owner (“NOBO”) whose name has been provided to the Company’s registrar and transfer agent, CIBC Mellon Trust Company, will appear on a list of shareholders prepared by the registrar transfer agent for purposes of the Meeting.  To vote in person at the Meeting each registered shareholder or NOBO will be required to register for the Meeting by identifying themselves at the registration desk.  Non-registered beneficial shareholder (other than NOBOs) must appoint themselves as proxyholder to vote in person at the Meeting.  Also see “Non-Registered Holders” below.

VOTING BY PROXY AT THE MEETING

If a registered shareholder or NOBO cannot attend the Meeting but wishes to vote on the resolutions, the registered shareholder or NOBO should sign, date and deliver the enclosed form of proxy to the Company's registrar and transfer agent, CIBC Mellon Trust Company, 320 Bay Street, Toronto Ontario, Canada M5H 4A6 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The persons named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder giving a proxy can strike out the names of the nominees printed in the accompanying form of proxy and insert the name of another nominee in the space provided, or the shareholder may complete another form of proxy. A proxy nominee need not be a shareholder of the Company. A shareholder giving a proxy has the right to attend the Meeting, or appoint someone else to attend as his or her proxy at the Meeting and the proxy submitted earlier can be revoked in the manner described below under “Revocation of Proxies”.

HOW PROXY WILL BE VOTED

The Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. If no choice is specified in the proxy, and the nominee is proposed by management, the nominee will vote the Common Shares represented by the proxy in favour of each item left blank. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Corporation is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of the Company at 66 Wellington Street West, Suite 4200, Toronto, Ontario Attention:  Nancy Eastman, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

NON-REGISTERED HOLDERS

In many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a depository (such as The Canadian Depository for Securities Limited or “CDS”).

Non-Registered Holders do not appear on the list of shareholders of the Company maintained by the transfer agent.

In accordance with Canadian securities law, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders, other than NOBOs, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Company's registrar and transfer agent, CIBC Mellon Trust Company, 320 Bay Street, Toronto Ontario, Canada M5H 4A6, as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who was a director or executive officer of the Company at any time since the beginning of the Company’s last financial year has had any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, the Company’s stock option plan or the Company’s shareholder rights plan agreement. The only material interest that such officer or director will have in connection with the shareholder rights plan agreement will be the same as all other shareholders on a pro rata basis.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares.  As of the date hereof, there are 57,010,658 Common Shares issued and outstanding.

Each holder of Common Shares (each a “Shareholder” and, collectively “Shareholders”) is entitled to one vote for each Common Share. The directors have fixed the close of business on April 25, 2005 as the record date for the Meeting. Accordingly, only Shareholders of record as at the close of business on April 25, 2005 are entitled to receive notice of and to attend and vote at the Meeting except that a transferee of Common Shares acquired after that date shall be entitled to vote at the Meeting if such transferee produces properly endorsed certificates for such Common Shares or otherwise establishes ownership of such Common Shares and has demanded not later than 10 days before the Meeting that the name of such transferee be included on the list of Shareholders entitled to vote at the Meeting.

As at the date of this Management Information Circular, to the knowledge of the directors and officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
Christopher Verbiski	7,325,349	12.8%

ANNUAL BUSINESS

Appointment of Auditors

Management of the Company recommends the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company. PricewaterhouseCoopers LLP were first appointed auditors for the Company in 2004.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and authorizing the directors of the Company to fix their remuneration.

Election of Directors

Directors of the Company are elected annually by the shareholders.  The articles of the Company provide for a minimum of three and a maximum of 11 directors.  There are currently nine directors of the Company.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the election of the directors specified herein.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, it is intended that the discretionary power granted by the accompanying form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors.

The term of office of all present directors of the Corporation expires at the Meeting.  Management has been informed by each nominee that they are willing to stand for election or re-election, as applicable, and serve as a director.  The term of office for each proposed director shall expire at the next annual meeting.

The following table sets out the names of the nine persons proposed to be nominated by management for election as directors, their province/state and country of residence, their positions with the Company and the years in which they became directors of the Company.  The table includes information furnished by the nominees concerning their principal occupations, employment, the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed as of the date hereof.

Christopher Verbiski, a shareholder of the Company, has the right to nominate two directors for election to the board of directors of the Company (the “Board”). Mr. Verbiski has nominated Christopher Daly and Colm St. Roch Seviour.

Name, Province/State and Country of Residence	Position with the Company	Director Since	Principal Occupation
DOUGLAS B. SILVER(4) Colorado, United States	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company
DOUGLAS J. HURST(4) British Columbia, Canada	Director and President	2003	President of the Company
GEORGE S. YOUNG(4) Colorado, United States	Director and Vice President	2003	Chief Executive Officer of Palladon Ventures Ltd. and Fellows Energy Ltd. (exploration companies) and director of MAG Silver Corp. (an exploration company)
ROBERT W. SCHAFER (1) (2) Utah, United States	Director	2003	Vice President, Business Development of Hunter Dickinson, Inc. (a mineral company)
GORDON J. FRETWELL (3) British Columbia, Canada	Director	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)
RENE G. CARRIER (1) (2) (3) British Columbia, Canada	Director	2003	President of Euro American Capital Corporation (a consulting company)
CHRISTOPHER DALY (1) Newfoundland, Canada	Director	2004	Chief Financial Officer of Northstar Exploration Limited (a mineral company)
COLM ST. ROCH SEVIOUR(2) Newfoundland, Canada	Director	2005	Senior Mining Partner of the law firm of Stewart McKelvey Stirling Scales
EDWARD L. MERCALDO(3) California, United States	Director	2005	Financial consultant and private investor

(1)

Member of the Audit Committee.

(2)

Member of the Management Resources and Compensation Committee.

(3)

Member of Corporate Governance Committee

(4)

Member of the Executive Committee.

Additional biographical information regarding the directors and executive officers of the Company for the past five years is provided as follows:

Douglas B. Silver, Director, Chairman and Chief Executive Officer.  Mr. Silver has a Bachelor of Arts from the University of Vermont and a Masters of Science in Economic Geology from the University of Arizona and is a certified general appraiser.  Mr. Silver has 25 years of experience as an active professional in the minerals industries, having served in a variety of capacities, including exploration geologist, business development specialist, mineral economist, corporate advisor and director of investor relations. Mr. Silver has acknowledged expertise in international mineral appraisals, management consulting and strategic planning research and has served as a strategic advisor to small and large mining companies. Prior to and during the past 15 years Mr. Silver has provided management and mineral economic consulting services through his company Balfour Holdings Inc.

Douglas J. Hurst, Director and President.  Mr. Hurst has a Bachelor of Science in geology from McMaster University.  Mr. Hurst has over 20 years of experience in the mining industry having acted as a contract geologist, but primarily as a mining analyst since 1987.  He worked with McDermid St. Lawrence and Sprott Securities Inc. between 1987 and 1995 and started to consult as a mining analyst through his company, D.S. Hurst Inc.  His duties focused on mining stock exchange market related assignments such as assisting companies and dealers with due diligence, research and corporate finance duties, as well as corporate advice to the mining industry.  Mr. Hurst has held directorships with three mining companies since 2000 and is currently a director of two public companies.

George S. Young, Director and Vice President.  Mr. Young holds a Bachelor of Science in metallurgical engineering and a law degree from the University of Utah. Mr. Young has over 25 years of experience in mining and natural resource financing and development having performed the duties of metallurgical engineer in the construction and start-up of a new copper smelter.  He was also general counsel and a member of management of major mining corporations and utilities. Mr. Young has also fulfilled the role of chief executive officer and president of various publicly traded mining companies. From 1984 to 1988, Mr. Young was general counsel and Acting General Manager of the Intermountain Power Agency; from 1988 to 1990, he was general counsel of Bond International Gold, Inc.; from 1998 to 2002 Mr. Young was in the private practice of law, and since that time has been chief executive officer of Palladon Ventures Ltd. and Fellows Energy Ltd. and a director of MAG Silver Corp., all exploration companies.

Robert W. Schafer, Director.  Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world’s largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. From 2002 to 2004, Mr. Schafer was president and chief executive officer of Coniagas Resources Ltd.  Since 2005, Mr. Schafer has held the position of Vice President, Business Development of Hunter Dickinson, Inc.

Gordon J. Fretwell, Director.  Mr. Fretwell holds a Bachelor of Commerce and Bachelor of Laws from the University of British Columbia. Mr. Fretwell has been practicing law for over 20 years and over the last approximately 15 years has concentrated in the area of corporate and securities law with an emphasis on the mining sector.  Mr. Fretwell is currently practicing law at Gordon J. Fretwell Law Corp.

Rene G. Carrier, Director.  Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.  Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.

Christopher Daly, Director.  Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant.  Mr. Daly has been the chief financial officer of Archean from 1996 to February 2005.  Mr. Daly is currently the chief financial officer of Northstar Exploration Limited.

Colm St. Roch Seviour, Director.   Mr. Seviour holds a Bachelor of Arts and a Bachelor of Laws, the latter from Osgoode Hall Law School.  He is a senior mining law partner and a member of the Natural Resources and Environmental Law Practice groups of the St. John's office of the Atlantic Provinces firm, Stewart McKelvey Stirling Scales.  He has lived and worked in Newfoundland and Labrador since 1964.  Mr. Seviour was called to the bar in 1983 and became a partner in his firm in 1988.  He has practiced extensively in the field of natural resources law, including mining law, since 1984.  Mr. Seviour is past Chair of the Natural Resources and Energy Law Section, and of the Environmental Law Section of the Newfoundland and Labrador Branch of the Canadian Bar Association. Mr. Seviour is listed in the Mining Law section of the International Who's Who of Business Lawyers.

Edward L. Mercaldo, Director.  Mr. Mercaldo is a financial consultant and private investor.  Following his successful career as an international commercial and investment banker for several leading companies including the Wachovia Bank, Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities, Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc.  Following the purchase of Diamond Fields Resources Inc. by Inco Limited in August 1996, Mr. Mercaldo continued as a Director of Inco Limited until September 2000.  He is currently a Director of Norwood Resources Inc., a Canadian company exploring for oil and gas in Nicaragua, and Quest Capital Corporation, a Vancouver based merchant bank.  Mr. Mercaldo is a citizen of both Canada and the United States and resides with his family in Del Mar, California where he is active in business and financial circles.

SPECIAL BUSINESS

Shareholder Rights Plan

In order to ensure, to the extent possible, that Shareholders are treated fairly in connection with any take-over bid and, due to the uniqueness of the Company’s business, to ensure that the Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value, the Board determined that it was advisable and in the best interests of the Company to implement a shareholder rights plan (the “Rights Plan”) having the terms and conditions set out in the shareholder rights plan agreement dated April 18, 2005 between the Company and CIBC Mellon Trust Company as rights agent. A summary of the terms and conditions of the Rights Plan is contained in Schedule “A”.

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out below under the heading “Confirmation by Shareholders” (the “Rights Plan Resolution”), to ratify and confirm the adoption of the Rights Plan.  In order for the Rights Plan to continue in effect after the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) who vote in respect thereof.  At the date of this Management Information Circular, the Company believes that all Shareholders are Independent Shareholders.

The Company has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans. The Company believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.

The Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid.  It is not intended to and will not prevent a take-over of the Company.

The Rights Plan does not reduce the duty of the Board to act honestly and in good faith and in the best interests of the Company and its Shareholders, and to consider on that basis any offer made, nor does the Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which Common Shares trade.

Objectives of the Rights Plan

The purpose of the Rights Plan is to encourage an offeror either to make a Permitted Bid (as defined below), without approval of the Board, having terms and conditions designed to meet the objectives of the Rights Plan, or to negotiate the terms of the offer with the Board.  Failure to do either creates the potential for substantial dilution of the offeror’s position.

The purpose of the Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

(a)

Time

The Board is of the view that 35 days still constitutes an insufficient amount of time to permit the Board and the Shareholders to assess an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value.  The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

(b)

Pressure to Tender

A Shareholder may feel compelled to tender to a take-over bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares.  This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares.  The Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which prevents Voting Shares to be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn.  By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a Shareholder’s decision to accept a bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

(c)

Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally.  For example, an offeror could acquire blocks of Common Shares by private agreement from one or a small group of Shareholders at a premium to market price which premium is not shared with the other Shareholders. In addition, a person could slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all Shareholders.  Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company’s outstanding Voting Shares must be made to all Shareholders.

Effect of the Rights Plan

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interests of Shareholders.  For example, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board.  Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

Generally, the board of directors of a corporation confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.

The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, ensure equal treatment of all Shareholders in the context of an acquisition of control, and lessen the pressure upon a Shareholder to tender to a bid.  The Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company.

Confirmation by Shareholders

If the Rights Plan Resolution is ratified and confirmed at the Meeting or any adjournment thereof, the Shareholder Rights Plan Agreement will continue in effect until the earlier of Termination Time, as defined in the Rights Plan, and the date upon which the annual meeting of the holders of Voting Shares terminates in 2008.  If the Rights Plan Resolution is not ratified and confirmed at the Meeting or any adjournment thereof, the rights and the Rights Plan will terminate on the date of the Meeting or any adjournment thereof.

The Board reserves the right to alter any terms of the Rights Plan at any time prior to the Meeting in the event that the Board determines that to do so is in the best interests of the Company and its Shareholders.

The complete text of the Rights Plan is available upon request.  Shareholders wishing to receive a copy of the Rights Plan should submit their request by telephone (303) 799-9020, by facsimile (303) 799-9017, or by mail to International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Attention:  Chairman and CEO.

The text of the Rights Plan Resolution is as follows:

RESOLVED THAT:

1.

the shareholder rights plan of the Company be continued, and the shareholder rights plan agreement dated as of April 18, 2005 between the Company and CIBC Mellon Trust Company, as rights agent, (the “Plan”) be and is hereby ratified and confirmed; and

2.

any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Recommendation of the Board

The Board has concluded that the reasons for the adoption of the Rights Plan continue to exist and the continuation of the Rights Plan is in the best interests of the Company and our Shareholders.  Accordingly, the Board unanimously recommends that the Shareholders ratify and confirm the Rights Plan by voting FOR the Rights Plan Resolution at the Meeting.  Unless instructed otherwise, the Common Shares represented by the accompanying form of proxy will be voted FOR the approval of the Rights Plan Resolution.

Amendment to Stock Option Plan

The Company established a stock option plan in June of 2004 (the “2004 Plan”) for the purpose of providing the Company with a share-related mechanism to attract, retain and motivate directors, officers employees and other eligible service providers, to reward such of these individuals for their contributions toward the long term goals and success of the Company and to enable and encourage such individuals to acquire Common Shares as long term investments in the Company.

Under the 2004 Plan a total of 3,000,000 Common Shares were reserved for issuance pursuant to options granted under the 2004 Plan at the discretion of the Company’s Board to eligible optionees (the “Optionees”).  As at April 20, 2005 of the 3,000,000 Common Shares provided under the 2004 Plan 2,950,000 were outstanding, leaving only 50,000 Common Shares reserved for issuance of options under the 2004 Plan.

On January 1, 2005 the Toronto Stock Exchange (“TSX”) made certain changes to the requirements and disclosure of security based compensation arrangements, which includes stock option plans.

In order to comply with the changes to the TSX requirements, to make certain consequential changes to the 2004 Plan, and to increase the number of Common Shares that may be reserved for issuance under the 2004 Plan, management of the Company proposes to submit to the Shareholders for approval an amended and restated stock option plan (the “2005 Plan”).

The proposed 2005 Plan will reserve for issuance a “rolling” number of Common Shares rather than a “fixed” number of Common Shares.  The Board has recommended that under the 2005 Plan, a maximum of 10% of the issued and outstanding Common Shares at the time an option is granted, less Common Shares reserved for issuance under the 2005 Plan, will be reserved for issuance.  In other words, while the 2005 Plan is in effect, there cannot be more than 10% of the Company’s issued and outstanding Common Shares reserved for issuance under the 2005 Plan at any time.  It is the responsibility of the Company’s Board to ensure that the provisions of the 2005 Plan are followed.

Pursuant to the rules of the TSX, a "rolling" plan requires approval of a majority of the Board, a majority of the unrelated directors and Shareholder approval every three years after institution.  The 2005 Plan is also subject to TSX approval.

Material Terms of the 2005 Plan

The following is a summary of the material terms of the 2005 Plan:

Eligible Participants. Eligible participants under the 2005 Plan include directors or senior officers of the Company, directors or senior officers of a company that is a subsidiary of the Company, employees and persons or companies engaged by the Company to provide services for an initial, renewable or extended period of 12 months or more.

Number of Common Shares Reserved. The 2005 Plan reserves for issuance 10% of the Common Shares outstanding from time to time.  As at the date hereof the Company has 57,010,658 Common Shares outstanding which would mean there would be 5,701,066 Common Shares currently reserved for issuance under the 2005 Plan.  As at the date hereof there are 2,950,000 options outstanding which represents 5.2% of the issued and outstanding number of Common Shares.

Maximum Percentage to Insiders.  Under the 2005 Plan it is possible that all options could be granted to insiders of the Company which would represent a maximum of 10% of the issued and outstanding number of Common Shares.

Limitations on Individual Grants.  The number of Common Shares reserved for issuance to any one participant shall not exceed 5% of the issued and outstanding number of Common Shares.  The issuance to any one participant, within a one-year period, of a number of Common Shares on the exercise of options, shall not exceed 5% of the number of the issued and outstanding Common Shares.

Determination of Exercise Price.  The exercise price shall be determined by the directors when the option is granted but shall not be less than the market price of the Common Shares at the time the option is granted.  Market price is determined with reference to the rules of the TSX.

Vesting.  The board of directors may in its sole discretion impose a vesting schedule with respect to any option granted pursuant to the 2005 Plan.

Ability of Company to transform options into a stock appreciation right involving an issuance of securities from treasury.  Under the 2005 Plan, an optionee may elect, by written notice to the Company, to surrender any unexercised options, to the extent exercisable at the date of the election as to a stated number of Common Shares, and to receive a payment (“Share Appreciation Right”) in an amount equal in value to the excess of the aggregate price per Common Share offered for a takeover bid of that stated number of Common Shares over the aggregate option price of those Common Shares.  If an optionee elects to receive a Share Appreciation Right, the number of Common Shares reserved for issuance under the Plan shall be reduced by the stated number of Common Shares in respect of which the election is made.

Term/Assignability.  All options granted under the 2005 Plan are non-assignable and non-transferable however they will be exercisable by an optionee’s personal representative for up to one year following the death of an optionee.  The maximum term of any option shall not exceed 10 years.

Termination of Employment.  If an optionee ceases to be an employee or service provider of the Company  (other than as a result of termination with cause) or ceases to be a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after termination.  If an optionee ceases to be an employee or service provider of the Company as a result of termination for cause any option  held shall expire on the termination date.

Amendments to Plan.  The Board may from time to time amend the 2005 Plan and the terms and conditions of any option thereafter granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in relevant laws, rules or regulations applicable to the 2005 Plan, any option or the Common Shares, or for any other purpose which may be permitted by relevant laws, regulations, rules and policies, provided always that pre-clearance is granted by the TSX, Shareholder approval is obtained as necessary and any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment.

A copy of the proposed 2005 Plan is attached hereto as Schedule “C”.

Unless instructed otherwise, the Common Shares represented by the accompanying form of proxy will be voted FOR the resolution to approve the 2005 Plan.

EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides a summary of compensation earned during each of the Company's last two financial years by the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (collectively, the “Named Executive Officers”). No other executive officer earned in excess $150,000 during either of the last two fiscal years.

Summary Compensation Table

Name and Principal Position	Financial Year Ended Dec 31	Annual Compensation			Long-term Compensation
		Salary	Bonus	Other Annual Compen- sation	Awards	All Other Compensation
Securities under Options Granted
		($)	($)	($)	(#)	($)
Douglas B. Silver(1), Chief Executive Officer	2003(2) 2004	68,651 132,443	nil nil	nil nil	nil nil	nil nil
James R. Jensen(1), former Chief Financial Officer	2003(3) 2004(4)	26,922 77,908	nil nil	nil 40,000	nil nil	nil nil
David R. Hammond(1), Chief Financial Officer	2003 2004(5)	nil 3,066	nil nil	nil nil	nil nil	nil nil

(1) Although dollar amounts in the table are in Canadian dollars, Messrs. Silver, Jensen and Hammond were paid in US dollars.

(2) For the period from incorporation (May 7, 2003) to December 31, 2003.

(3) For the period from September 1, 2003 to December 31, 2003.

(4) Mr. Jensen resigned as chief financial officer of the Company on December 14, 2004.

(5) For the period from December 14, 2004 to December 31, 2004.

Options Grants During the Most Recently Completed Financial Year

No options were granted during the year ended December 31, 2004.  The Company granted an aggregate of 2,950,000 options in February, March and April 2005.

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised by the Named Executive Officers of the Company during the financial year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has written employment agreements with Messrs Silver, Hurst, Young and Hammond as well as with Mr. Ray W. Jenner, Chief Financial Officer and Secretary.  Each agreement calls for a five year term of service with annual renewals thereafter, and for minimum salary increments of not less than inflation. Each agreement also provides that in the event of the termination of the executive’s employment by the Company (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of the Company, such executive is entitled to receive an amount equal to three times his current annual salary.  Based upon their current salaries, these arrangements would result in payments of US$450,000, US$390,000, US$360,000, US$300,000 and US$360,000 respectively.

Report on Executive Compensation

The Management Resources and Compensation Committee (the “MRC Committee”) currently consists of Messrs. Robert Schafer, Colm St. Roch Seviour and Rene Carrier, with Mr. Carrier serving as Chairman.

The MRC Committee is responsible for the review and approval of salaries and other forms of compensation payable to the executive officers of the Company.

The MRC Committee also establishes procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company’s disclosure is full, complete and continuous.

The overall objective of the MRC Committee is to oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value.

Generally compensation of the Company’s executive officers, including the CEO, is provided through a combination of salary, cash bonuses, the granting of stock options and other benefits as deemed appropriate by the MRC Committee in order to attract and retain highly qualified and experienced executives and managers. In assessing appropriate compensation levels, the MRC Committee will take into consideration the compensation practices of other companies with comparable size and market capitalization.  The MRC Committee will also consider the advice of relevant officers of the Company and may seek the advice of independent consultants where appropriate.

Base salaries for all executive officers have been determined through an analysis of the average compensation of executives with similar responsibilities in comparable companies in the minerals sector. Prior to the completion of the Company’s initial public offering, all executives were paid a salary equal to 70% of their base salary.  The MRC Committee and the Board have not, to date, established a formal program for the awarding of bonuses to senior executives based upon specific quantitative measures of performance.  Bonuses will be awarded after a review of overall performance of both the Company and the individual senior executive during the course of each calendar year. The MRC Committee plans to review the appropriateness of establishing a quantitative bonus program in 2005.

The MRC Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Corporation and, in general, aligns the interests of the executives with those of the shareholders. During 2004, no awards were granted under the Company’s Stock Option Plan.

Submitted on behalf of the Management Resources and Compensation Committee:

“Rene G. Carrier” (Chairman)

Performance Graph

The Company’s Common Shares were listed and posted for trading on the TSX on February 23, 2005.  Therefore a performance graph for the Company’s last two completed financial years can not be provided.

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) US$500 per meeting attended personally and US$250 per meeting attended by telephone; (b) an annual director’s fee of US$10,000; (c) accommodation and travel expenses for the purposes of attending Board meetings; and (d) stock options as determined by the MRC Committee of the Board.

During the year ended December 31, 2004, the Company incurred legal fees of $42,388 to Gordon J. Fretwell Law Corp., a law corporation related to one of the Company’s directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004.

Plan Category	Number of Securities to be issued upon exercised of outstanding options, warrants and rights	Weighted-Average Exercise Price of outstanding options, warrants and rights

Number of Securities remaining available for future issuance under equity compensation plans (excluding securities referred to under the heading “Number of Securities to be issued upon exercised of outstanding options, warrants and rights”)

Equity Compensation Plans approved by securityholders(1)	nil	nil	3,000,000
Equity Compensation Plans not approved by securityholders	1,698,000(2)	$1.89	Nil
Total	1,698,000		3,000,000

(1)  The Company has a stock option plan which was approved by shareholders on November 17, 2004 which became effective on November 1, 2004 (the “Stock Option Plan”).  3,000,000 Common Shares are reserved for issuance under the Stock Option Plan.  The exercise price of each option cannot be less than the market price of the Common Shares on the date of the grant.  The maximum term of options granted is ten years.

(2)  Includes 308,000 compensation warrants exercisable into 308,000 Common Shares for no further consideration; 440,000 compensation warrants exercisable into 440,000 Common Shares at an exercise price of $0.80 per Common Share; and 950,000 warrants exercisable into 950,000 Common Shares at an exercise price of $3.00 per Common Share.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is or, at any time during the most recently completed financial year was, a director, executive officer or senior officer of the Company, and no person who is a proposed nominee for election as a director of the Company, and no associate of any the foregoing is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed director of the Company, no person or company who owns of record or, to the knowledge of the Company, nor any associate or affiliate of an informed person or proposed director had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described elsewhere in this Management Information Circular or in the Company’s Annual Information Form dated March 31, 2005.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company carries Directors’ and Officers’ Liability Insurance covering acts and omissions of the directors and officers of the Company and those of its controlled subsidiaries.  The policies have a combined aggregate limit of $15 million over a term of one year.  The premium paid by the Company was $148,925 in respect of its directors and officers as a group for 2005.  The corporate policy provides for the Company to absorb a deductible amount of $100,000 on each loss and $150,000 with respect to securities claims.

REPORT ON CORPORATE GOVERNANCE PRACTICES

In 1995, the TSX adopted a requirement that every listed company incorporated in Canada or a province of Canada disclose on an annual basis its approach to corporate governance with reference to the TSX’s 14 guidelines (the “TSX Guidelines”). The TSX Guidelines, which are not mandatory, contain recommendations with respect to the constitution of boards of directors and committees of the board, their functions, their independence from management and other procedures for ensuring sound corporate governance. On October 29, 2004 members of the Canadian Securities Administrators published for comment proposed National Instrument 58-101 (“NI 58-101”), entitled “Disclosure of Corporate Governance Practices”.  NI 58-101 was made a rule (the “Rule”) under the Securities Act (Ontario) on February 22, 2005.  The Rule has been delivered to the Minister, and if approved or if no further action is taken by the Minister by June 14, 2005 the Rule will come into force on June 30, 2005 and will effectively replace the TSX requirements. Attached to this management information circular at Schedule “B” is a summary of the Company’s current governance procedures compared with the TSX Guidelines.  The Company will continue to review its corporate governance procedures in order to implement any changes required to comply with the Rule when, and if, it becomes effective.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgment.

AUDIT COMMITTEE INFORMATION

Information required by Form 52-110F1 to Multilateral Instrument 52-110 - Audit Committees can be found under the section “Audit Committee” and at Appendix A of the Company’s Annual Information Form dated March 31, 2005.

ADDITIONAL INFORMATION

Additional information relating to the Company is available free of charge on SEDAR at www.sedar.com.  Financial information is provided by the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2004.

ADDITIONAL DOCUMENTATION

The Company will provide to any person (without charge to Shareholders) upon request to the Corporate Secretary at 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, one copy of: (a) the latest Annual Information Form of the Company filed with the applicable securities commissions or similar authorities in Canada; (b) the latest Management Information Circular of the Company; (c) the most recently filed comparative annual financial statements of the Company, together with the auditors report thereon, (d) any unaudited interim financial statements sent to shareholders after the date of the Company's most recently completed financial year; and (e) both the annual and interim management discussion and analysis.

APPROVAL OF DIRECTORS

The contents of this Management Information Circular and the sending, communication or delivery thereof to the Shareholders entitled to receive the Notice of the Meeting, to each director of the Company, to the auditors of the Company and to the appropriate governmental agencies have been approved and authorized by the directors of the Company.

DATED April <*> , 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Douglas B. Silver
Chief Executive Officer

SCHEDULE “A”

SUMMARY OF RIGHTS PLAN

The following is a summary of the terms and conditions of the Rights Plan.  The summary is qualified in its entirety by, and is subject to, the full text of the Shareholder Rights Plan Agreement dated as of April 18, 2005 between the Corporation and CIBC Mellon Trust Company, a copy of which is available on request from the Chief Executive Officer of the Corporation as described in the Management Information Circular.  All capitalized terms where used in this summary without definition have the meanings attributed to them in the Rights Plan.

 (a)

Issuance of Rights

Under the Rights Plan, the Rights which are outstanding at the Record Time of 5:00 p.m. (Toronto time) on April 18, 2005, were granted on the terms set out in the Rights Plan and the Corporation is authorized to continue the issuance of Rights for each “Voting Share” (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

(b)

Exercise Price

Until the Separation Time, the exercise price (“Exercise Price”) of each Right is three times the Market Price, from time to time, of the Common Shares.  From and after the Separation Time, the Exercise Price is three times the Market Price, as at the Separation Time, per Common Share.  The Exercise Price is subject to adjustment as set out in the Rights Agreement.

(c)

Term

The Rights Plan was adopted by the Board on April 18, 2005 and has been in effect since that date (the “Effective Date”).  If the Rights Plan is ratified and confirmed by the Independent Shareholders at the Meeting or any adjournment thereof, it will continue in effect until the annual meeting of the holders of Voting Shares terminates in 2008, subject to earlier termination or expiration of the Rights as set out in the Rights Agreement. If the Rights Plan is not ratified and confirmed by Independent Shareholders at the Meeting or any adjournment thereof, then the Rights Plan and all outstanding Rights shall terminate on the date of the Meeting or any adjournment thereof.

(d)

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares.  After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange subject to the Corporation complying with the requirements of such exchange.

(e)

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time.”  The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one.  The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

(f)

Acquiring Person

An “Acquiring Person” is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares.  Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition.  In general:

(i)

a “Voting Share Reduction” means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(ii)

a “Permitted Bid Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)

an “Exempt Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(iv)

a “Convertible Security Acquisition” means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v)

a “Pro Rata Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any “Grandfathered Person” (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time).  To the Corporation’s knowledge, there are no Grandfathered Persons.

(g)

Beneficial Ownership

In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan.  Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and “Associates” (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert.  A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

(h)

Exclusions from the Definition of Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to Beneficially Own a security.  There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties.  These exemptions apply to: (i) an investment manager (“Manager”) which holds securities in the performance of the Manager’s duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”); (iii) a Crown agent or agency (a “Crown Agent”); (iv) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for pension benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law.  The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions.

Also, a person will not be deemed to “Beneficially Own” a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to “Beneficially Own” any securities that are the subject of a Permitted Lock-Up Agreement.  A “Permitted Lock-Up Agreement” is an agreement (the “Lock-Up Agreement”) between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the “Lock-Up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, provided that:

(i)

the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(A)

the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B)

the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C)

the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transaction or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(ii)

no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)

the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B)

50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

(i)

Flip-In Event

A “Flip-In Event” occurs when any person becomes an Acquiring Person.  If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see “Waiver,” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

(j)

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid.  A “Permitted Bid” is a Take-Over Bid made by way of a Take-Over Bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

(i)

no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

(ii)

unless the Take-Over Bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-Over Bid may be withdrawn at any time prior to the close of business on such date;

(iii)

more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the Take-Over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

(iv)

in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the Take-Over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the Take-Over Bid, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a Take-Over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the Take-Over Bid constituting the Competing Permitted Bid and 60 days after the date of the Take-Over Bid of the prior bid.

(k)

Redemption

(i)

Redemption of Rights on Approval of Holders of Voting Shares and Rights.  With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the Rights Agreement.

(ii)

Deemed Redemption.  If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iii)

Redemption of Rights on Withdrawal or Termination of Bid.  Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.  Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

(l)

Waiver

(i)

Discretionary Waiver respecting Acquisition not by Take-Over Bid Circular.  With the prior consent of the holders of Voting Shares the Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the Rights Plan to such Flip-In Event.

(ii)

Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids.  The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of any such Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the Take-Over Bid for which a waiver is, or is deemed to have been, granted.

(iii)

Waiver of Inadvertent Acquisition.  The Board of Directors may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

(m)

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)

if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Common Shares lieu of a regular cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii)

if the Corporation fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

(n)

Supplements and Amendments

The Corporation may make changes to the Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights.  The Corporation may also make changes to the Rights Agreement prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Corporation may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

SCHEDULE “B”

CORPORATE GOVERNANCE

In this Schedule “B”, the Company’s governance procedures are compared with the TSX’s Guidelines for effective corporate governance.

The TSX Guidelines		Company’s Alignment	Corporation’s Governance Procedures
1	The board should explicitly assume responsibility for stewardship of the Corporation and specifically for:	Yes

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Company with the primary objective of enhancing shareholder value.

	(a) adoption of a strategic planning process	Yes

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management.  The Board is in the process of delineating a formal strategic planning process.

	(b) identification of the principal risks of the Company’s business and ensuring implementation of appropriate systems to manage those risks	Yes

In order to ensure that the principal business risks borne by the Company are identified and appropriately managed, the Board receives periodic reports from management of the Company’s assessment and management of such risks.  In conjunction with its review of operations which takes place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Company’s business.

	(c) succession planning, including appointing, training and monitoring senior management	Yes

The Management Resources and Compensation Committee of the Board is responsible for the review of the Company’s succession and development plans for the Company at the executive officer level. The Board is involved in assessing the effectiveness of senior management and would be involved in identifying candidates from within and outside the Company to fill senior management positions, if required.

	(d) communications policy	No

The Board has not adopted a formal communications policy covering the timely dissemination of all material information.  All quarterly and year end earnings releases are reviewed and approved by the Audit Committee and all press releases are disseminated to the Board for review prior to release to the public.  The Board is in the process of reviewing all corporate governance policies and will adopt a formal communications policy in the near future.

	(e) integrity of internal control and management information systems	Yes

The Audit Committee, has the responsibility of assessing the integrity of the Company’s internal control and management information systems.  The Audit Committee meets with the Corporation’s Auditor and management to assess the adequacy and effectiveness of these systems.

2	A majority of directors should be “unrelated”.	Yes	The Board currently consists of 9 directors, 5 of whom are unrelated.
3

The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

		Yes	Based on information provided by directors as to their individual circumstances, the Board has determined that four of the nine current directors are related.
4

The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an on-going basis.

Yes

The Management Resources and Compensation Committee has the responsibility to review and determine the criteria for identifying potential nominees to the Board, and to assist in the identification and assessment of potential candidates to be nominated for election to the Board.

5	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes

The Management Resources and Compensation Committee has the responsibility for assessing the performance of the Board, the committees of the Board, individual directors, and the relationship between the Board and management.

6	The board should provide an orientation and education program for new directors.	No	The Company is developing an orientation and education program for new directors.
7

The board should examine its size with the view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Yes

The Board has considered the matter of Board size and is of the view that the current Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

8	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Yes	The Board reviews its compensation structure annually to determine its adequacy in comparison to corporations of similar size and complexity.
9	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated, although some board committees, may include one or more insider directors.	Yes

All of the Company’s Board Committees, with the exception of the Executive Committee, are composed entirely of outside Directors, a majority of which are unrelated. The Audit Committee and the Management Resources and Compensation Committee are composed entirely of unrelated Directors and the Corporation Governance Committee has two unrelated Directors and one related Director.

10	The board should assume responsibility for, or assign to a committee of directors responsibility for developing the approach to corporate governance issues.	Yes	The Corporate Governance Committee has expressly assumed responsibility for developing the Company’s approach to governance issues.

11

The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management’s responsibilities.

		No	The Board is in the process of developing position descriptions for the Board and all of its executive officers.
12

(a)    The board should have in place appropriate structures and procedures to ensure that it can function independently of management.  An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”.

		No	The Board is currently considering the appointment of a lead director of the Company and expects to make a decision in the near future.

(b)   Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

		Yes	The outside directors of the Company intend to meet at least annually without executive management present.
13	(a) The Audit Committee should be composed only of outside directors.	Yes	The Audit Committee is composed only of outside directors.
	(b) The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The roles and responsibilities of the Audit Committee have been specifically set out in the audit committee charter adopted by the Board.
	(c) The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes

The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.  The external auditors of the Company are required to report directly to the Audit Committee.

(d)    The audit committee duties should include oversight responsibility for management, reporting on internal control.  While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Yes

The audit committee charter provides that the Audit Committee shall oversee management’s design and implementation of and reporting on internal controls. The Committee receives and reviews the financial statements of the Company and makes recommendations thereon to the Board prior to their approval by the full Board.

14

The Board should implement a system to enable an individual director to engage an outside advisor at the Company’s expense in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Yes

The Company’s Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee all have the authority to engage outside advisors, as they deem appropriate, at the Company’s expense and without prior approval of the Board or management of the Company.  Any individual director may at any time request of the appropriate committee of the Board to engage an outside advisor at the Company’s expense.

SCHEDULE “C”

STOCK OPTION PLAN

AMENDED AND RESTATED April 21, 2005

1.

Definitions and Interpretation

1.1

In and for the purposes of this resolution:

“Act” means the Securities Act (Ontario) and the regulations thereto, as the same may be amended or re-enacted from time to time;

“Administrator” has the meaning ascribed in Section 2;

“associate” has the meaning ascribed in the Act;

“Beneficial Owner” means, in respect of the Corporation’s Voting Securities, a person who has any beneficial interest in or control or direction over such Voting Securities or has a right to control or direct voting or disposition of said Voting Securities held in a trust or has the right to acquire any beneficial interest in said Voting Securities, whether issued or unissued conditionally or unconditionally, within 60 days whether by exercise of an option, warrant, right, subscription privilege, agreement, revocation of a trust or otherwise;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“Common Shares” means the common shares of the capital stock of the Corporation as constituted at the date hereof;

“Corporation” means International Royalty Corporation and any continuing corporation resulting from its consolidation, amalgamation or merger into or with any other corporation or resulting from any other form of corporate reorganization;

“date of termination” means:

in the case of an Employee or senior officer of the Company, the date on which an Employee’s or senior officer’s Employment terminates for any reason whatsoever, other than death or retirement, including, without limitation, voluntarily leaving or resigning from Employment and dismissal with or without cause; notwithstanding the foregoing, if an Employee’s or senior officer’s Employment terminates by reason of the Employee or senior officer being dismissed from his or her Employment (with or without cause), the date of termination shall mean the date on which the Employee or senior officer actually ceases to perform the substantial and material duties of his or her Employment;

in the case of a Director, that date on which the Director ceases to be a Director of the Corporation, for any reason whatsoever, other than death; or

in the case of a Service Provider, the date on which a Service Provider’s contract terminates for any reason whatsoever, other than death or retirement, including, without limitation, termination as a result of breach of contract in which case the date of termination shall mean the date on which the Service Provider ceases to perform the substantial and material duties of his contract.

“Directors” means the board of directors of the Corporation, and reference to any action by the Directors means action taken by them by resolution as a board;

“Employee” means any full-time employee of the Corporation or any Subsidiary;

“Employment” means full-time employment with the Corporation or any Subsidiary;

“Exchange” means the Toronto Stock Exchange;

“Exercise Period” means the period during which a particular Option may be exercised and subject to earlier termination in accordance with the terms hereof, is the period from and including the Grant Date through to and including the Expiry Date;

“Expiry Date” means the date determined in accordance with Section 6 of this Plan and after which a particular Option cannot be exercised and is deemed to be null and void and of no further force or effect;

“Market Price” of a Common Share on any date means the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded on the TSX, or another stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date.  If the Common Shares are suspended from trading or have not traded on the TSX or another stock exchange for an extended period of time, the market price will be the fair market value of the Common Shares as determined by the Directors;

“Fundamental Change” means any one of the following events:

(i)

any person or group of persons, acting jointly and in concert, becomes the Beneficial Owner, directly or indirectly, of 30% or more of the combined voting power of the Corporation’s Voting Securities, but not including any person whose ownership of such a percentage of Voting Securities, results solely from a share repurchase by the Corporation (unless such person or persons subsequently purchase any additional Voting Securities);

(ii)

individuals are elected as Directors who have not been approved by the incumbent Directors (either by a specific vote or by approval of the proxy statement of the Corporation in which such persons are named as nominees for

Director, without objection to such nomination) and such individuals constitute a majority of the Directors;

(iii)

the Corporation ceases to control in fact, directly or indirectly, all or substantially all of the assets employed in carrying on the business of the Corporation;

“Grant Date” means the date on which an Option is granted by the Directors to a Recipient;

“Insider” means:

(i) a director or senior officer of the Corporation; or

(ii) a director or senior officer of a Subsidiary;

“Option” means an option to purchase Common Shares granted to a Recipient pursuant to the Plan;

“Option Price” means the subscription price per Common Share specified in Section 4.2;

“Personal Representative” means:

(i) in the case of a deceased Recipient, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of a Recipient who, for any reason, is unable to manage his or her affairs, the person entitled by law to act on behalf of such Recipient;

“Plan” means this stock option plan of the Corporation established by resolution of the board of directors of the Corporation dated June 8, 2004, as amended and restated on April 21, 2005 and as may be further amended and restated from time to time;

“Recipient” means an Employee, Insider or Service Provider to whom an Option has been granted, or his or her legal personal representative, as the context requires;

“Regulatory Authorities” means all stock exchanges and other organized trading facilities on which the Corporation’s Common Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation;

“Service Provider” means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more;

“Share Appreciation Right” has the meaning ascribed in Section 7.3;

“Security Based Compensation Arrangement” means stock option plans for the benefit of Employees, Insiders, Service Providers or any one of such groups; individual stock options granted to Employees, Insiders, Service Providers if not granted pursuant to a plan previously approved by the Corporation’s shareholders; stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; Stock Appreciation Rights involving issuances from treasury; any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation; and security purchases from treasury by an Employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever;

“Subsidiary” means any subsidiary of the Corporation within the meaning of the Act;

“Takeover Bid” has the meaning ascribed in the Act, and includes a takeover bid which is described in the Act as an exempted takeover bid; and

“Voting Securities” means any share or other security that carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing and also includes any share or security that is ultimately exercisable or convertible into a Voting Security, whether conditionally or unconditionally.

1.2

The masculine gender shall include the feminine gender and the singular shall include the plural and vice versa, unless the context otherwise requires.

2.

Establishment of Plan

2.1

The Directors hereby establish the Plan.  The Plan shall be administered by an administrator (the “Administrator”) which shall be the Directors or, if the Directors so resolve, shall be the Management Resources and Compensation Committee established by the Directors.  The Administrator shall have full authority to interpret the Plan; to establish, amend and rescind rules and regulations for the Plan; and to make any other determinations necessary for the Plan’s administration subject to all required consents or approvals by applicable Regulatory Authorities.

2.2

The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Recipients, to reward such of these Recipients as may be granted Options under this Plan by the Directors from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Recipients to acquire Common Shares as long term investments in the Corporation.

3.

Common Shares Reserved for the Plan

3.1

Subject to adjustment as provided in Section 9 hereof, the number of Common Shares reserved for issuance and which will be available for purchase pursuant to Options granted under this Plan, will not exceed that number which represents 10% of the issued and outstanding Common Shares of the Corporation from time to time.

3.2

Prior to granting an Option to a Recipient, the Directors shall allocate and reserve for potential issue to that Recipient, from among all the Common Shares reserved for the Plan, the number of Common Shares in respect of which an Option is to be granted.  If an Option expires without the Recipient having purchased or acquired all of the Common Shares which he or she was entitled to purchase or acquire thereunder, the remaining Common Shares shall be released from their allocation and reservation as aforesaid and shall be again available for the purposes of the Plan.

4.

Grants of Options

4.1

The Directors may from time to time grant to a Recipient an Option to purchase a stated number of Common Shares from the Corporation, as may be determined by the Directors.  A Recipient may hold more than one Option at any time.

4.2

The subscription price (“Option Price”) for each Common Share which may be purchased on the exercise of an Option shall be an amount determined by the Directors when the Option is granted, which shall not be less than the Market Price of the Common Shares on the Grant Date.

4.3

In the event a Recipient holds his or her Option as an Employee and such Recipient’s Employment terminates for any reason whatsoever including, without limitation, termination due to death, retirement, voluntarily leaving or resigning from Employment and dismissal from Employment with or without cause, the Recipient shall not be entitled to receive any further options to purchase Common Shares, from and after the date of death, the date of retirement or the date of termination, as applicable.

4.4

In the event a Recipient holds his or her Option as an Insider and such Recipient ceases to be an Insider for any reason whatsoever including, without limitation, ceasing to be an Insider due to death, voluntarily leaving or resigning from office and dismissal from office, the Recipient shall not be entitled to receive any further options to purchase Common Shares, from and after the date of death, the date of resignation or the date of termination, as applicable.

4.5

In the event a Recipient holds his or her Option as a Service Provider and such Recipient ceases to be a Service Provider for any reason whatsoever including, without limitation, ceasing to be a Service Provider due to death, voluntarily leaving or resigning from being a Service Provider and dismissal from being a Service Provider, the Recipient shall not be entitled to receive any further options to purchase Common Shares, from and after the date of death, the date of resignation or the date of termination, as applicable.

5.

Limitations on Grant

The aggregate number of Common Shares in respect of which Options have been granted and remain outstanding under the Plan shall not at any time, when taken together with all of the Corporation’s Security Based Compensation Arrangements then either in effect or proposed, at any time be such as to result in:

(a)

the number of Common Shares reserved for issuance pursuant to stock options exceeding 10% of the issued and outstanding Common Shares;

(b)

the issuance, within a one-year period, of a number of shares exceeding 10% of the issued and outstanding Common Shares;

(c)

the number of Common Shares reserved for issuance pursuant to stock options granted to any one Recipient exceeding 5% of the issued and outstanding Common Shares; or

(d)

the issuance to any one Recipient, within a one-year period, of a number of Common Shares exceeding 5% of the number of issued and outstanding Common Shares.

For the purposes of this Section 5, the number of issued and outstanding Common Shares shall be determined on a non-diluted basis and, for the purposes of clauses (b) and (d) of this Section 5, the number of issued and outstanding Common Shares shall exclude Common Shares issued pursuant to Security Based Compensation Arrangements during the preceding one-year period.  In addition, for purposes of clauses (c) and (d) of this Section 5, options to purchase Common Shares granted prior to the optionee becoming an Insider shall be excluded.

6.

Term of Option

6.1

The period during which an Option may be exercised, in whole or in part, shall be such period as the Directors may specify but shall not exceed 10 years from the Grant Date.

6.2

Death of Recipient

In the event that the Recipient should die while he or she is still an Insider (if he holds his Option as an Insider) or an Employee (if he holds his Option as an Employee) or a Service Provider (if he holds his Option as a Service Provider) the Expiry Date will be the first anniversary of the Recipient’s date of death and the Personal Representative of the Recipient shall be entitled to exercise any unexercised Options (including any which would otherwise have become exercisable after the date of death pursuant to Section 7) during the period ending on the first anniversary of the date of the Recipient’s death failing which the Option shall terminate.  Nothing contained in this paragraph shall extend the period during which an Option may be exercised beyond the 10 years first referred to in this Section 6.

6.3

Ceasing to Hold Office

In the event that the Recipient holds his Option as an Insider of the Corporation and such Recipient ceases to be an Insider of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 90th day following the date the Recipient ceases to be an Insider of the Corporation unless the Recipient ceases to be an Insider of the Corporation as a result of:

(i) ceasing to meet the qualifications of a director set forth in section 105 of the CBCA; or

(ii) an ordinary resolution having been passed by the shareholders of the corporation pursuant to subsection 109(1) of the CBCA; or

(iii) an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the date the Recipient ceases to be an Insider of the Corporation.

6.4

Ceasing to be an Employee

In the event that the Recipient holds his or her Option as an Employee and such Recipient ceases to be an Employee of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 90th day following the Termination Date unless the Recipient ceases to be:

(i) an Employee of the Corporation as a result of termination for cause; or

(ii) an Employee of the Corporation as a result of an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

6.5

Ceasing to be a Service Provider

In the event that the Recipient holds his or her Option as a Service Provider and such Recipient ceases to be a Service Provider of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 90th day following the Termination Date unless the Recipient ceases to be:

(i) a Service Provider of the Corporation as a result of termination for cause; or

(ii) a Service Provider of the Corporation as a result of an order made by any authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

6.6

Notice of Termination of Option

If a notice is given pursuant to Section 10, the Recipient will be entitled to exercise any unexercised Options (including any which would otherwise have become exercisable after the date of delivery of such notice pursuant to Section 7) during the period specified in such notice, failing which the exercise the Option shall terminate.

Nothing contained in the preceding Sections 6.2, 6.3, 6.4, 6.5 or in Section 7.1 shall extend the period during which an Option may be exercised beyond the 10 years first referred to in this Section 6.

6.7

All rights under an Option that has not been exercised at the expiry of the applicable period for exercise shall automatically terminate.

7.

Exercise of Options

7.1

Subject to Section 6 and to Section 7.3, the Directors may, in their sole discretion, impose a vesting schedule in respect to any Option granted pursuant to the Plan provided that upon the first occurrence of a Fundamental Change, any Option heretofore or hereafter granted pursuant to the Plan shall be immediately exercisable for the balance of the 10 year term, subject to Section 10.

7.2

An Option shall be exercised by written notice given to the Corporation specifying the number of Common Shares in respect of which the Option is being exercised at such time, accompanied by a certified cheque in payment for such Common Shares at the Option Price specified for such Option.

7.3

Notwithstanding any other provision of the Plan, no Option may be exercised during the period:

(a)

commencing on the first date of public announcement of an offeror’s intention to make a Takeover Bid for the Corporation; and

(b)

ending on the earliest of (i) the expiry date of the Takeover Bid, (ii) the date on which the Takeover Bid is withdrawn or is otherwise terminated including, without limitation, by reason of the offeror’s making a public announcement of its intention not to make the Takeover Bid, and (iii) the date on which the Directors issue a directors’ circular that recommends acceptance of the Takeover Bid;

provided, however that if the Directors issue a directors’ circular that either recommends rejection of the Takeover Bid or includes a statement that the Directors are unable to make or are not making a recommendation in respect of the Takeover Bid, then, during the period:

(c)

commencing on the last date on which the offeror becomes obligated under the terms of the Takeover Bid to take-up and pay for securities deposited under the Takeover Bid; and

(d)

ending 30 days from the date referred to in clause (c) above;

the Recipient may elect, by written notice given to the Corporation, to surrender any unexercised Options, to the extent exercisable (but for the provisions of this Section 7.3) at the date of the election (but excluding any which would have become exercisable after the date of the election), as to a stated number of Common Shares, and to receive a payment (a “Share Appreciation Right”) in an amount equal in value to the excess of the aggregate price per Common Share offered for the Common Shares under the Takeover Bid of that stated number of Common Shares over the aggregate Option Price of those Common Shares. If the Recipient elects to receive a Share Appreciation Right, the number of Common Shares reserved for issuance under the Plan shall be reduced by the stated number of Common Shares in respect of which the election is made.

8.

Non-Assignability

Rights conferred by an Option shall not be assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred, provided that the Personal Representative of a Recipient may, to the extent permitted by Section 6 of the Plan, exercise the Option within the Exercise period.

9.

Corporate Reorganization

If at any time after:

(a)

a reconstruction, reorganization or recapitalization of the Corporation, or its consolidation, amalgamation or merger into or with another corporation, or the entering into by the Corporation of an arrangement or other form of business combination with any other person; or

(b)

a subdivision, consolidation, reclassification or other change of or affecting the Common Shares, or the issue of further shares as a share dividend;

the Directors shall determine that in order to preserve as nearly as may be possible the original scope and intent of this Plan the Option should thereafter cover a different class and/or number of shares and/or should be exercisable at a different option price per share, the Corporation shall give notice to the Recipient designating such new class, number and/or price, whereupon this Plan shall, without further act or formality, be thereby amended accordingly; and any notice so given by the Corporation pursuant to a determination so made by its Directors shall be final and binding for all purposes of this Plan; subject to any pre-clearance by the Exchange or approval by the Corporation’s shareholders required by regulation or the Exchange.

10.

Termination of Option

Whenever the Corporation shall propose to take any of the steps referred to in Section 9, the Corporation shall have the right to give written notice to the Recipient or the legal personal representative or representatives of the Recipient, as the case may be, specifying a period (not shorter than 30 days following the delivery of such notice) at the expiry of which the Option shall terminate, whereupon the Option shall terminate accordingly at the expiry of such period.

11.

Amendment or Discontinuance of the Plan

The Directors may from time to time discontinue the Plan or amend the Plan and the terms and conditions of any Option thereafter granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in relevant laws, rules or regulations applicable to the Plan, any Option or the Common Shares, or for any other purpose which may be permitted by relevant laws, regulations, rules and policies, provided always that pre-clearance is granted by the Exchange as necessary, shareholder approval is obtained as necessary and any such amendment shall not alter the terms or conditions of any Option or impair any right of any Recipient pursuant to any Option granted prior to such amendment.

Termination of the Plan shall not affect the ability of the Administrator to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

12.

General

If the Recipient is required to make any payment on account of any present or future tax (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority by reason of the Recipient’s having elected to receive a Share Appreciation Right, in excess of the tax that would have been payable if the surrendered Options had instead been exercised, the Corporation shall indemnify, defend and hold harmless the Recipient for the amount of such tax, promptly following receipt by the Corporation of written evidence that the full amount of such tax has been paid by the Recipient to the relevant government or other tax authority in a timely manner.  No additional amounts shall be payable to a Recipient under this Section 12 to the extent that the Recipient is entitled to an exemption from, or reduction in the rate of, such tax.

13.

Evidence of Option

Each Option granted under the Plan shall be embodied in a written agreement between the Corporation and the Recipient which shall give effect to the provisions of the Plan.

14.

Regulatory Authority Approval

This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

15.

Choice of Law

This Plan is established under and the provisions of this Plan will be subject to and interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.